EXHIBIT 99.1

Alliance One International, Inc.   Tel: 919 379 4300
8001 Aerial Center Parkway   Fax: 919 379 4346
Post Office Box 2009   www.aointl.com
Morrisville, NC 27560-2009
USA



NEWS RELEASE   Contact: Joel L. Thomas
                                                             (919) 379-4300

August 14, 2007

Alliance One International, Inc. Reports First Quarter Financial Results

Morrisville, NC – August 14, 2007 – Alliance One International, Inc. (NYSE: AOI) today announced results for the first fiscal quarter ended June 30, 2007.

<u>First Quarter Results</u>

The Company reported net income of $6.0 million, or $0.07 per basic share, compared to net income of $4.6 million, or $0.05 per basic share, in the year-ago-quarter. The Company's underlying net income, which excludes discontinued operations, non-recurring items and market valuation adjustments for derivative financial instruments, was $7.6 million, or $0.09 per basic share, compared with underlying net income of $10.8 million, or $0.13 per basic share in the year-ago-quarter.

Robert E. Harrison, Chief Executive Officer, said "Our results for the quarter demonstrate continued focus and execution of our strategy. A confluence of positive and negative variables have affected performance, such as on the one hand the improved current crop quality in Brazil and a comfortable uncommitted inventory position, and on the other hand higher green tobacco costs at auction in Malawi driven by a smaller crop. What has remained very consistent is our commitment to develop innovative solutions to the challenges faced in the various producing countries, and our determination to identify further cost saving opportunities.

"Importantly, world demand for cigarettes and therefore our products remains solid and we are well positioned globally to meet these long-term supply needs. As such, we continue our drive to bring greater value to our customers and enhance our strategic proposition through the timely delivery of key service and product offerings, including, but not limited to: tobacco to order, rigorous processes designed to ensure product integrity, and traceability.

"In conjunction with our operational focus, we remain committed to long-term debt reduction through strong cash flow from operations and proceeds from non-core asset dispositions. Foreign currency volatility mitigation remains a constant goal as well, through a variety of programs and negotiations with our customers, in the face of continued US dollar depreciation.

Mr. Harrison concluded, "The recent turbulence in the capital markets is, in our view, neither representative of our results, nor of our long term value to investors. We have shown our resolve to enhancing long-term shareholder value and are confident that our strategy and talented people, position us well in this regard."

Performance Summary for the Quarter

Sales and other operating revenues. Sales and other operating revenues decreased 6.4% to $461.7 million in 2007 compared with $493.5 million in the year-ago period, primarily as the result of a 7.4% or 10.8 million kilo decrease in quantities sold partially offset by a 1.2% or $0.04 per kilo increase in average sales prices. Tobacco sales from the South America operating segment increased $27.5 million or 11.5% resulting from an increase of $0.14 per kilo in average sales prices combined with an increase in volumes of 4.9 million kilos. At the same time, tobacco sales from the Other Regions operating segment decreased $59.2 million or 23.7%, primarily as a result of the completion of our exit from certain European markets and an opportunistic sale of U.S. inventories that was executed in the prior year.

Gross profit as a percentage of sales. Gross profit decreased $5.7 million or 7.4% from $77.5 million in 2006 to $71.8 million in 2007, while gross profit as a percentage of sales was essentially unchanged versus the prior year, which included positive reversal of interstate trade taxes partially offset by increased farmer bad debts. Additionally, the decrease in gross profit is also attributable to the prior year opportunistic sale of U.S. inventories, as well as a $5.5 million current quarter charge related to the 2007 burley crop in Malawi that is being processed at this time.

Other Income of $1.9 million in 2007 and $0.6 million in 2006 relates primarily to fixed asset sales.

Restructuring and asset impairment charges were $0.4 million in 2007 compared to $1.7 million in 2006. The costs in 2007 and 2006 primarily relate to employee severance and other integration related charges as a result of the merger.

Debt retirement expense of $1.9 million in 2007 relates to accelerated amortization of debt issuance costs as a result of debt prepayment during the quarter.

Net interest expense for the quarter decreased $2.8 million from $25.5 million in 2006 to $22.7 million in 2007. Other drivers included increased interest income of $2.2 million as a result of higher average cash balances and lower interest cost due to lower average borrowings.

Effective tax rate used for the three months ended June 30, 2007 was an expense of 35.9% compared to an expense of 29.5% for the three months ended June 30, 2006. The effective tax rates for these periods are based on the current estimate of full year results after the affect of taxes related to specific events which are recorded in the interim period in which they occur. Further details are available in the SEC Form 10-Q for the period ended June 30, 2007.

Discontinued operations. Losses from discontinued operations decreased $3.8 million in 2007 compared to 2006, as we continued to exit from the discontinued operations in Italy, Mozambique and wool operations.

Liquidity and Capital Resources

As of June 30, 2007 available credit lines and cash were $634.0 million including $8.2 million exclusively available for letters of credit, $110.6 million of cash, the $250.0 million unfunded revolver, and $265.1 million in foreign lines. Total debt, net of $110.6 million of cash, increased to $903.1 million from $830.7 million at March 31, 2007, as a result of expected seasonal borrowings in the South American region. Compared to the quarter ended June 30, 2006 net debt decreased $190.7 million as a result of continued debt repayment due to cash flow from operations, improved working capital management, account receivable sales and proceeds generated through non-core asset dispositions. During the quarter, the Company prepaid $85 million of its $145 million term loan B, leaving $60 million outstanding.

2008 Fiscal Year 1ˢᵗ Quarter Financial Results Investor Call

The Company will hold a conference call with investors to report financial results for its fiscal quarter ended June 30, 2007 on Tuesday, August 14, 2007 at 5 P.M. EST.

Investors who wish to participate in the August 14ᵗʰ conference call may dial one of the following telephone numbers and request that the operator connect you to the Alliance One International, Inc. Fiscal Year 2008 – First Quarter Financial Results Conference Call. Conference call-in numbers are:

Within the United States

(800) 475-3716

Outside the United States

(719) 457-2728

Investors seeking listen-only participation in the call may also access a live broadcast of the conference call on the Alliance One website. Please visit www.aointl.com fifteen minutes in advance to register.

For investors who are unable to participate in or listen to the live event, a replay will be available by telephone from 8:00 P.M. EST Tuesday, August 14 through 11:59 P.M. EST Saturday, August 18. To access the replay, dial (888) 203-1112 within the U.S., or (719) 457-0820 outside the U.S., and enter access code 8764319. Any replay, rebroadcast, transcript or other reproduction of this conference call, other than the replay accessible by calling the number above, has not been authorized by Alliance One and is strictly prohibited. Investors should be aware that any unauthorized reproduction of this conference call may not be an accurate reflection of its contents.

—MORE—

Condensed Statement of Consolidated Income

	Three Months Ended June 30	
(Unaudited - 000's Except Per Share Data)	**2007**	**2006**
Sales and other operating revenues	$461,708	$493,485
Cost of goods and services sold	389,886	415,981
Gross Profit	71,822	77,504
Selling, administrative and general expenses	39,489	39,247
Other income	1,936	643
Restructuring, asset impairment charges	424	1,698
Operating income	33,845	37,202
Debt retirement expense	1,930	-
Interest expense	24,893	25,559
Interest income	2,172	15
Derivative financial instruments recovery	-	290
Income tax expense	3,304	3,527
Equity in net income of investee companies	-	72
Minority interest (income)	(41)	(174)
Net income before discontinued operations	5,931	8,667
Income (loss) from discontinued operations, net of tax	48	(3,794)
Cumulative effect of accounting changes, net of income taxes	-	(252)
Net Income	$ 5,979	$ 4,621
Basic Earnings Per Share		
Income from continuing operations	$ .07	$ .09
Loss from discontinued operations	-	(.04)
Net Income	$.07	$.05
Diluted Earnings Per Share		
Income from continuing operations	$ .07	$ .09
Loss from discontinued operations	-	(.04)
Net Income	$.07	$.05
Average number of shares outstanding:		
Basic	87,872	86,132
Diluted	89,786	87,317

Reconciliation to Non-GAAP Underlying Net Income Before Extraordinary Item	Three Months Ended June 30	
(Unaudited - 000's Except Per Share Data)	**2007**	**2006**
GAAP Net Income	$ 5,979	$ 4,621
Discontinued Operations	(48)	3,794
Cumulative effect of accounting changes	-	252
GAAP Net Income from Continuing Operations	5,931	8,667
Reconciling items, net of tax effect:		
Market valuation adjustments for derivatives	-	(189)
Restructuring, asset impairment charges	381	1,501
Debt retirement expense	1,255	-
Gross profit reduction from inventory fair value purchase accounting adjustment	-	869
Non-GAAP Underlying Net Income	$ 7,567	$10,848
Non-GAAP Underlying Net Income per Basic Share	$0.09	$0.13
GAAP Net Income per Basic Share	$0.07	$0.05